UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No. ____ )



                     Flexweight Corporation
                        (Name of Issuer)



                  Common Stock, par value $0.10
                 (Title of Class of Securities)



                           339385 20 5
                         (CUSIP Number)


                                           Ken Kurtz, 2133 East
            9400 South, Suite 151, Sandy, Utah 84093
   (Name, address and telephone number of person authorized to receive notices and communications)



                           May 4, 1998
     (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or
     240.13d-1(g), check the following box (    )  .

     Note:  Schedules filed in paper format shall include  a
     signed  original  and  five  copies  of  the  schedule,
     including  all  exhibits.   See  240.13d-7  for   other
     parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
CUSIP No.  339385 20 5



1)        NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON
          Park Street Investments, Inc. ("Park Street")       87-0517103


2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)  (  )
          N/A
                                                            (B)  (  )


3)        SEC USE ONLY



4)        SOURCE OF FUNDS
          OO


5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).      (    )


6)        CITIZENSHIP OR PLACE OF ORGANIZATION
          Park Street was organized in the State of Utah.


                        7)  SOLE VOTING POWER
NUMBER OF                     352,680 (9.4%)
SHARES
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                      -0-
EACH
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON WITH                   352,680 (9.4%)

                       10)  SHARED DISPOSITIVE POWER
                              -0-

11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          352,680


12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (  )

13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.4%

13)       TYPE OF REPORTING PERSON
          Park Street ---  CO

Item 1.  Security and Issuer

This statement relates to common stock, par value $0.10 per share, of Flexweight Corporation ("Common Stock"). Flexweight Corporation ("Flexweight") is a Kansas corporation with principal executive offices at 2133 East 9400 South, Suite 151, Sandy, Utah 84093.

Item 2.  Identity and Background

(a)       This statement is filed by Park Street Investments,
Inc., a Utah corporation ("Park Street").

(b)       The business address for Park Street is 2133 East 9400
South, Suite 151, Sandy, Utah 84093.

(c) The principal business of Park Street is providing financial and business consulting services.

(d) During the last five years, Park Street has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)

(e) During the last five years, Park Street was not party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       United States

Item 3.  Source and Amount of Funds or Other Consideration

On August 8, 1996, Park Street received 97,612 shares of Common Stock of the issuer as compensation by way of engagement fee. On April 8, 1998 the Majority Shareholders of the issuer effected a 1-for-100 reverse stock split on the Company's issued and outstanding Common Stock. On May 4, 1998, Park Street received 349,000 post reverse split shares of Common Stock of the Issuer as compensation for consulting services pursuant to a Financial Consulting Agreement dated July 1, 1997 and a Reorganization Agreement dated May 1, 1998. On May 12, 1998, Park Street received 2,703 additional post reverse split shares for expenses paid on behalf of the Issuer.

Item 4.  Purpose of Transaction

Please see Item 3, "Source and Amount of Funds or Other
Consideration", above.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers each person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)       Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer entered into a Financial Consulting Agreement with Park Street dated July 1, 1997 for an initial term of two years, whereby Park Street was to provide the Issuer with consulting services. On May 1, 1998, the Issuer and its subsidiary Flex Holdings, Inc., a Nevada corporation, signed a Reorganization Agreement, whereby Park Street was to be issued 349,000 shares, registered under Section S-8 of the Securities Act, as amended.

Item 7.  Material to Be Filed as Exhibits.

Financial Consulting Agreement dated July 1, 1997 by and between
Park Street Investments, Inc. and Flexweight Corporation, incorporated herein by reference from the Issuer's report on Form
10-K for the fiscal year ended August 31, 1997.

Reorganization Agreement dated May 1, 1998 by and between Flexweight Corporation, Flex Holdings, Inc. and Oasis Hotel, Resort & Casino - III, Inc., incorporated herein by reference from the Issuer's current report on Form 8-K dated May 1, 1998.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Park Street Investment, Inc.


/s/
Ken Kurtz, President

Dated:        6/2/98